33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

02034983

02 JUN 17 AM 11:23

June 12, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

SUPPL

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Business Results for Fiscal Year 2001
〈Consolidated〉 / 〈Non-Consolidated〉

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

dlw 6/19

The Chuo Mitsui Trust and Banking Company, Limited

(The Listed Parent Company : Mitsui Trust Holdings,Inc.)

33-1,Shiba 3-chome ,Minato-ku,Tokyo 105-8574 Japan

Business Results for Fiscal Year 2001 <Consolidated>

Listed Stock Exchanges Tokyo, Osaka, Nagoya

(URL http://www.mitsuitrust-fg.co.jp/)

Date of Board of Directors' Meeting: May 24, 2003

for further information
Masaru Hashimoto, Deputy General Manager of General Planning Department
Mitsui Trust Holdings,Inc.
phone : Tokyo (03)5232-8642
Hiroto Tsutsui, Deputy General Manager of Corporate Planning Department
The Chuo Mitsui Trust and Banking Company,Limited.
phone : Tokyo (03)5232-8808

1.Business Results for the Fiscal Year 2001 (from April 1, 2001 to March 31 , 2002)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

Fiscal Year	Ordinary Income	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
Fiscal Year 2001	503,422	-22.1	-357,304	-	-295,808	-
Fiscal Year 2000	646,622	-35.8	54,163	-65.1	23,063	-51.8

Fiscal Year	Net Income per Common Share	Net Income per Common Share(Diluted)	Net Income on Equity	Ordinary Profits /Total Stockholder's Equity	Ordinary Profits /Ordinary Income
	yen	yen	%	%	%
Fiscal Year 2001	-364.36	-	-	-	-
Fiscal Year 2000	21.95	12.85	5.3	0.4	8.4

Note: 1. Net Income(loss) from Unconsolidated Entities by Equity Method

The Year Ended March 31,2002 : - million
The Year Ended March 31,2001 : - million

2. Average Number of Share Outstanding

Fiscal Year 2001 : 811,843,199 shares(Common share)
Fiscal Year 2000 : 810,213,897shares(Common share)

3. Change in Accounting Methods is as follows:

Depreciation of stocks and securities investment trust is based on the average market value for the one-month period prior to and including the book-closing date instead of the market value as of book-closing date.

(2)Financial Position

Fiscal Year End	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Shrare	Consolidated BIS Ratio (uniform domestic standard)
	yen in millions	yen in millions	%	yen	%
Fiscal Year 2001	13,012,122	515,856	4.0	75.72	10.11
Fiscal Year 2000	13,887,995	778,529	5.6	427.19	10.76

Note: Number of Shares Issued at Fiscal Year End

Fiscal Year 2001 : 1,104,198,334 shares(Common share)
Fiscal Year 2000 : 810,605,098 shares(Common share)

(3)Cash Flow Position

Fiscal Year	Net Cash from Operating Activities	Net Cash from Investing Activities	Net Cash from Financing Activities	Cash and Cash Equivalents at the End of Fiscal Year
	yen in millions	*yen in millions*	*yen in millions*	*yen in millions*
Fiscal Year 2001	227,224	496,946	40,643	920,982
Fiscal Year 2000	-748,737	497,651	-19,215	173,369

(4)Basis of Consolidation

Number of Consolidated Subsidiaries: 19
Number of Unconsolidated Subsidiaries Accounted for Equity Method : -
Number of Affiliates Accounted for Equity Method : -

(5)Change in Number of Subsidiaries and Affiliates

Consolidated Subsidiaries : Increased by 2 , Decreased by 4
Number of Affiliates for Equity Method : -

2. Estimate for This Fiscal Year (from April 1 , 2002 to March 31 , 2003)

Please refer to the Estimate of Fiscal Year 2002 of Mitsui Trust Holdings, Inc.

The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Balance Sheets

(Banking Account) (yen in millions)

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
Assets			
Cash and Due from Banks	976,535	500,364	476,171
Call Loans and Bills Bought	-	181,639	-181,639
Receivables under Resale Agreements	5,003	-	5,003
Trading Assets	12,186	7,766	4,420
Money Held in Trust	83,928	94,736	-10,807
Investment Securities	3,439,046	4,261,599	-822,552
Loans and Bills Discounted	7,416,100	7,707,472	-291,372
Foreign Exchanges	4,854	13,383	-8,528
Other Assets	289,483	318,516	-29,032
Premises and Equipment	273,322	294,518	-21,195
Deferred Tax Assets	384,950	239,899	145,051
Customers' Liabilities for Acceptances and Guarantees	306,927	406,580	-99,653
Reserve for Possible Loan Losses	-180,216	-138,290	-41,925
Reserve for Possible Losses on Investment Securities	-0	-190	190
Total Assets	**13,012,122**	**13,887,995**	**-875,873**
Liabilities			
Deposits	7,539,007	7,526,913	12,093
Negotiable Certificates of Deposit	162,580	333,552	-170,972
Call Money and Bills Sold	586,500	37,412	549,088
Trading Liabilities	5,775	5,206	568
Borrowed Money	432,810	463,343	-30,533
Foreign Exchanges	27	54	-26
Bonds and Notes	123,130	124,840	-1,710
Convertible Bonds and Notes	20,143	35,023	-14,880
Payable to Trust Account	2,860,126	3,913,444	-1,053,317
Other Liabilities	432,418	208,275	224,142
Reserve for Bonuses	3,507	-	3,507
Reserve for Retirement Benefits	7,507	10,945	-3,437
Reserve for Possible Losses on Loans Sold to CCPC	7,167	8,745	-1,578
Reserve for Possible Foreign Exchange Losses on Trust Account	-	26,760	-26,760
Other Reserves	0	0	-0
Deferred Tax Liabilities	745	-	745
Deferred Tax Liabilities for Land Revaluation	3,193	3,360	-166
Acceptances and Guarantees	306,927	406,580	-99,653
Total Liabilities	**12,491,567**	**13,104,457**	**-612,889**
Minority Interest in Consolidated Subsidiaries			
Minority Interest in Consolidated Subsidiaries	**4,698**	**5,009**	**-310**
Stockholders' Equity			
Common and Preferred Stock	334,802	322,875	11,926
Capital Surplus	318,958	295,278	23,680
Land Revaluation Reserve	4,939	5,225	-286
Earned Surplus	-142,360	157,939	-300,300
Net Unrealized Gains on Securities Available for Sale , Net of Taxes	489	-	489
Foreign Currency Translation Adjustments	-972	228	-1,201
Total	515,856	781,547	-265,691
Treasury Stock	-	-5	5
Stock of Parent Company Owned by Subsidiaries	-	-3,012	3,012
Total Stockholders' Equity	**515,856**	**778,529**	**-262,672**
Total Liabilities , Minority Interest in Consolidated Subsidiaries and Stockholders' Equity	**13,012,122**	**13,887,995**	**-875,873**

<Note>Amounts less than one million yen are omitted.

The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Statements of Income

(Banking Account) (yen in millions)

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
Ordinary Income	**503,422**	**646,622**	**-143,200**
Trust Fees	79,656	124,366	-44,709
Interest Income	192,362	232,541	-40,179
Interest on Loans and Bills Discounted	128,693	152,294	-23,601
Interest and Dividends on Securities	60,828	70,275	-9,446
Interest on Call Loans and Bills Bought	202	807	-604
Interest on Receivables under Resale Agreements	3	-	3
Interest on Deposits with Banks	2,199	6,108	-3,909
Other	434	3,055	-2,620
Fees and Commissions Received	75,368	56,940	18,428
Trading Revenue	645	946	-301
Other Operating Income	53,890	54,058	-167
Other Income	101,497	177,769	-76,271
Ordinary Expenses	**860,726**	**592,459**	**268,267**
Interest Expenses	96,701	143,251	-46,549
Interest on Deposits	37,488	56,678	-19,190
Interest on Negotiable Certificates of Deposits	158	231	-72
Interest on Call Money and Bills Sold	418	325	92
Interest on Payables under Repurchase Agreements	0	-	0
Interest on Borrowed Money	12,664	14,370	-1,706
Interest on Bonds and Notes	2,240	2,560	-319
Interest on Convertible Bonds and Notes	333	457	-124
Other	43,397	68,627	-25,229
Fees and Commissions Paid	6,852	6,609	242
Trading Expenses	223	137	85
Other Operating Expenses	2,301	3,783	-1,481
General and Administrative Expenses	172,673	186,312	-13,639
Other Expenses	581,974	252,365	329,608
Transfer to Reserve for Possible Loan Losses	68,025	15,248	52,777
Other	513,948	237,117	276,830
Ordinary Profits	**△357,304**	**54,163**	**-411,467**
Extraordinary Profits	**8,615**	**10,928**	**-2,312**
Profits on Disposal of Premises and Equipment	668	0	667
Profits on Written-off Claims	7,691	6,113	1,578
Transfer from Liability Reserve for Securities Trading	0	-	0
Other Extraordinary Profits	256	4,814	-4,558
Extraordinary Losses	**95,653**	**18,585**	**77,068**
Losses on Disposal of Premises and Equipment	3,970	4,686	-715
Other Extraordinary Losses	91,683	13,898	77,784
Income before Income Taxes and Minority Interests	**△444,342**	**46,506**	**-490,849**
Provision for Income Taxes	**1,354**	**4,792**	**-3,437**
Deferred Income Taxes	**△149,927**	**18,769**	**-168,697**
Minority Interests in Net Income	**39**	**△118**	**158**
Net Income	**△295,808**	**23,063**	**-318,872**

<Note>Amounts less than one million yen are omitted.

The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Statements of Earned Surplus

(Banking Account) (yen in millions)

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
Balance at the Beginning of Fiscal Year	**157,939**	**23,072**	**134,867**
Additions	**1,226**	**118,294**	**-117,067**
Adjustment for Merger	-	115,866	-115,866
Increase in Earned Surplus Due to Change in Share Interest Ratio of Subsidiaries	772	1,779	-1,006
Increase in Earned Surplus Due to exclusion of Affiliates from Consolidation	-	642	-642
Transfer from Land Revaluation Reserve	453	5	447
Deductions	**5,717**	**6,490**	**-772**
Decrease in Earned Surplus Due to Exclusion of Subsidiaries from Consolidation	1,052	-	1,052
Dividend declared	4,665	6,490	-1,824
Net Income	**-295,808**	**23,063**	**-318,872**
Balance at the End of Fiscal Year	**-142,360**	**157,939**	**-300,300**

<Note>Amounts less than one million yen are omitted.

The Chuo Mitsui Trust and Banking Company, Limited

Consolidated Statement of Cash Flows

(Banking Account) (yen in millions)

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
I. Cash Flows from Operating Activities :			
Net Income Before Income Taxes and Minority Interests	-444,342	46,506	-490,849
Depreciation and Amortization	50,528	39,064	11,464
Goodwill Amortization	98	-	98
Provision for Reserve for Possible Loan Losses	41,938	-92,367	134,305
Provision for Reserve for Possible Losses on Investment Securities	-190	-2,606	2,416
Provision for Reserve for Possible Losses on Loans Sold to CCPC	-1,578	-7,118	5,539
Provision for Reserve for Bonuses	4,133	-	4,133
Provision for Retirement Allowances	-	-21,784	21,784
Provision for Retirement Benefits	-2,350	10,945	-13,295
Provision for Possible Foreign Exchange Losses on Trust Account	-26,760	-20,866	-5,893
Accrued Interest and Dividend Income	-192,362	-232,541	40,179
Accrued Interest Expenses	96,701	143,251	-46,549
Investment Securities Losses (Gains) - Net	341,738	-74,080	415,818
Losses (Gains) on Money Held in Trust	-457	-3,725	3,268
Foreign Exchange Losses (Gains) - Net	-20,443	-66,078	45,634
Losses (Gains) on Sales of Premises and Equipment	3,302	4,689	-1,386
Net Decrease (Increase) in Trading Assets	-4,420	6,623	-11,043
Net Increase (Decrease) in Trading Liabilities	568	-7,047	7,615
Net Decrease (Increase) in Loans and Bills Discounted	272,893	38,093	234,799
Net Increase (Decrease) in Deposits	10,915	154,125	-143,209
Net Increase (Decrease) in Negotiable Certificates of Deposits	-170,972	-203,912	32,940
Net Increase (Decrease) in Borrowed Money (Excluding Subordinated Borrowings)	-24,465	-24,065	-400
Net Decrease (Increase) in Interest-Earning Deposits in Other Banks	290,932	240,704	50,228
Net Decrease (Increase) in Call Loans and Others	175,260	80,092	95,168
Net Increase (Decrease) in Deposit for Securities Borrowing Transactions	-5,970	-	-5,970
Net Increase (Decrease) in Call Money and Others	534,988	-97,634	632,622
Net Increase (Decrease) in Deposit for Securities Lending Transactions	247,362	-68,544	315,907
Net Decrease (Increase) in Foreign Exchanges (Assets)	8,530	-351	8,881
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	-26	-9	-17
Net Increase (Decrease) in Payable to Trust Account	-1,055,709	-679,311	-376,397
Interest and Dividends Received	209,622	274,112	-64,490
Interest Paid	-110,521	-181,410	70,889
Other-Net	2,830	12,743	-9,913
Subtotal	**231,774**	**-732,505**	**964,279**
Income Taxes Paid	-4,550	-16,232	11,682
Net Cash from Operating Activities	**227,224**	**-748,737**	**975,962**

<Note>Amounts less than one million yen are omitted.

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
II. Cash Flows from Investing Activities :			
Purchases of Investment Securities	-3,276,141	-11,397,093	8,120,952
Sales of Investment Securities	2,258,970	8,042,181	-5,783,210
Redemptions of Investment Securities	1,537,250	3,826,236	-2,288,986
Increase in Money Held in Trust	-2,512	-11,701	9,188
Decrease in Money Held in Trust	17,251	77,872	-60,621
Purchases of Premises and Equipment	-45,561	-77,798	32,236
Disposal of Premises and Equipment	-	-1,105	1,105
Proceeds from Sales of Premises and Equipment	14,915	39,059	-24,144
Purchases of Equity of Newly Consolidated Subsidiaries	-7,572	-	-7,572
Proceeds from Sales of Equity of Subsidiaries Resulting Exclusion from Consolidation	346	-	346
Net Cash from Investing Activities	**496,946**	**497,651**	**-704**
III. Cash Flows from Financing Activities			
Increase in Subordinated Borrowings	-	30,000	-30,000
Decrease in Subordinated Borrowings	-	-36,975	36,975
Decrease in Subordinated Bonds and Convertible Bonds	-11,984	-375	-11,609
Issuance of common stock	57,100	-	57,100
Paid in Capital to Subsidiaries from Minority	-	90	-90
Dividends Paid	-4,665	-6,490	1,824
Dividends Paid to Minority Interests	-8	-20	11
Increase in Treasury Stock	-	-439	439
Decrease in Tresuary Stock	202	-	202
Cach Distribution upon Merger	-	-5,005	5,005
Net Cash from Financing Activities	**40,643**	**-19,215**	**59,859**
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	**351**	**2,163**	**-1,812**
V. Net Increase in Cash and Cash Equivalents	**765,165**	**-268,138**	**1,033,303**
VI. Cash and Cash Equivalents at the Beginning of Fiscal Year	**173,369**	**281,218**	**-107,848**
VII. Increase of Cash and Cash Equivalents Due to Merger of Parent Companies and Consolidated Subsidaries	**-**	**160,299**	**-160,299**
VIII. Decrease in Cash and Cash Equivalents Due to Exclusion of Subsidaries from Consolidation	**-17,552**	**-10**	**-17,541**
IX. Cash and Cash Equivalents at the End of Fiscal Year	**920,982**	**173,369**	**747,612**

<Note>Amounts less than one million yen are omitted.

The Chuo Mitsui Trust and Banking Company, Limited

(The Listed Parent Company : Mitsui Trust Holdings,Inc.)

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan

Business Results for Fiscal Year 2001 <Non-Consolidated>

Listed Stock Exchanges Tokyo,Osaka,Nagoya

Date of Board of Directors' Meeting: May24, 2002
Date of Shareholders' Meeting: June26, 2002

for further information
Masaru Hashimoto, Deputy General Manager of General Planning Department Mitsui Trust Holdings,Inc.
phone : Tokyo (03)5232-8642
Hiroto Tsutsui, Deputy General Manager of Corporate Planning Department The Chuo Mitsui Trust and Banking Company,Limited.
phone : Tokyo (03)5232-8808

1.Business Results for Fiscal Year 2001 (from April 1, 2001 to March 31, 2002)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

Fiscal Year	Ordinary Income	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
Fiscal Year 2001	456,616	-23.8	-359,240	-	-287,441	-
Fiscal Year 2000	598,943	-36.9	53,869	-65.1	23,960	-51.7

Fiscal Year	Net Income per Commom Share (Basic)	Net Income per Commom Share(Diluted)	Net Income on Equity	OrdinaryProfits /Total Stockholder's Equity	Ordinary Profits /Ordinary Income
	yen	yen	%	%	yen in millions
Fiscal Year 2001	-350.26	-	-	178.7	13,128,955
Fiscal Year 2000	22.85	13.29	5.5	91.0	41,523,028

Note: 1.Average Number of Share Outstanding Fiscal Year 2001 820,640,560 shares(Common share)
Fiscal Year 2000 817,483,323 shares(Common share)

2.Change in the Accounting Methods is as follows

Depreciation of stocks and securities investment trust is based on the average market value for the one-month period prior to and including the book-closing date instead of the market value as of book-closing date.

(2)Dividend Payment per Common Share

Fiscal Year	Annual Dividend per Share			Annual Dividend	Dividend Payout Ratio	Dividend on Equity
		Interim	Year-end			
	yen	yen	yen	yen in millions	%	%
Fiscal Year 2001	0.00	0.00	0.00	-	-	-
Fiscal Year 2000	5.00	2.50	2.50	4,088	21.9	1.2

(3)Financial Position

Fiscal Year End	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share	Non-Consolidated BIS Ratio(uniform domestic standard)
	yen in millions	yen in millions	%	yen	%
Fiscal Year 2001	13,006,361	526,778	4.1	85.61	*preliminary* 10.23
Fiscal Year 2000	13,837,598	783,402	5.7	429.27	10.79

Note: Number of Shares Issued at Fiscal Year End Fiscal Year 2001 1,104,198,334 shares(Common share)
Fiscal Year 2000 818,013,792 shares(Common share)

2.Estimate of Fiscal Year 2002 (from April 1, 2002 to March 31, 2003)

Please refer to the Esimate of Fiscal Year 2002 of Mitsui Trust Holdings, Inc.

The Chuo Mitsui Trust and Banking Company, Limited

Non-Consolidated Balance Sheets

(Banking Account) (yen in millions)

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
Assets			
Cash and Due from Banks	974,480	489,687	484,792
Cash	62,533	80,019	-17,485
Due from Banks	911,946	409,668	502,278
Bills Bought	-	179,100	-179,100
Trading Assets	12,196	7,776	4,420
Trading securities	66	389	-323
Trading-related financial derivatives	7,130	6,386	743
Other trading assets	4,999	999	3,999
Money Held in Trust	73,954	86,245	-12,290
Investment Securities	3,430,118	4,264,581	-834,462
Government Bonds	1,269,155	1,245,699	23,455
Municipal Bonds	70,803	101,000	-30,197
Corporate Bonds	154,359	300,122	-145,762
Stocks	1,352,119	1,918,098	-565,978
Other Securities	583,680	699,660	-115,979
Loans and Bills Discounted	7,509,754	7,767,812	-258,058
Bills Discounted	48,592	67,870	-19,278
Loans on Notes	1,786,597	2,047,497	-260,899
Loans on Deeds	4,750,378	4,593,221	157,156
Overdrafts	924,185	1,059,223	-135,037
Foreign Exchanges	4,854	13,383	-8,528
Due from Foreign Banks	4,854	7,892	-3,038
Advances to Foreign Banks	-	0	-0
Foreign Exchange Bills Purchased	-	1,404	-1,404
Foreign Exchange Bills Receivable	-	4,086	-4,086
Other Assets	266,671	284,486	-17,815
Domestic Exchange Settlement Accont,Debit	87	-	87
Prepaid Expenses	192	169	22
Accrued Income	50,121	52,279	-2,158
Futures Margin Paid	284	353	-68
Futures Balance Account	13	45	-32
Derivatives	16,021	21,300	-5,278
Deferred Losses for hedging	-	1,088	-1,088
Pledged Money for Securities Borrowing Transaction	5,970	-	5,970
Other	193,981	209,249	-15,268
Premises and Equipment	198,827	211,052	-12,224
Land, Building and Equipment	171,317	177,021	-5,703
Construction in Progress	289	1,316	-1,026
Other	27,220	32,714	-5,493
Deferred Tax Assets	381,520	237,603	143,916
Customers' Liabilities for Acceptances and Guarantees	331,110	432,498	-101,387
Reserve for Possible Loan Losses	-177,126	-136,433	-40,693
Reserve for Possible Investment Losses	-0	-195	195
Total Assets	13,006,361	13,837,598	-831,236

The Chuo Mitsui Trust and Banking Company, Limited

Non-Consolidated Balance Sheets

(Banking Account) (yen in millions)

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
Liabilities			
Deposits	7,561,495	7,537,548	23,947
Current Deposits	174,216	149,348	24,868
Ordinary Deposits	1,537,836	726,811	811,025
Saving Deposits	9,554	13,461	-3,906
Deposits at Notice	77,015	100,349	-23,334
Time Deposits	5,635,587	6,387,647	-752,060
Other Deposits	127,285	159,930	-32,644
Negotiable Certificates of Deposit	162,580	333,552	-170,972
Call Money	230,000	9,912	220,088
Bills Sold	356,500	27,500	329,000
Traiding Liabilities	5,775	5,206	568
Derivatives of securities related to trading transactions	0	-	0
Trading-related financial derivatives	5,774	5,206	567
Borrowed Money	421,582	433,246	-11,664
Borrowed Money	421,582	433,246	-11,664
Foreign Exchanges	27	54	-26
Due to Foreign Banks	22	20	2
Foreign Exchange Bills Sold	1	8	-6
Foreign Exchange Bills Payable	3	25	-22
Bonds and Notes	100,000	100,000	-
Convertible Bonds and Notes	19,490	35,023	-15,533
Payable to Trust Account	2,860,126	3,913,444	-1,053,317
Other Liabilities	410,645	176,785	233,860
Domestic Exchange Settlement Payable	161	144	16
Accrued Income Taxes	4,272	7,484	-3,211
Accrued Enterprise Tax	301	306	-4
Accrued Expenses	36,504	54,429	-17,924
Unearned Income	7,273	7,905	-632
Employee's Deposits	6,155	7,049	-894
Derivatives	14,491	36,212	-21,720
Deffered gains for hedging	302	-	302
Cash Collateral in Exchange for JGB Lent	247,362	-	247,362
Other	93,818	63,251	30,567
Reserve for Bounuses	2,818	-	2,818
Reserve for Retirement Benefits	7,070	10,558	-3,487
Reserve for Possible Losses on Collaterallized Real Estate Loans Sold to CCPC	7,167	8,745	-1,578
Reserve for Possible Foreign Exchange Losses on Trust Account Investment	-	26,760	-26,760
Specific Reserves	0	0	-0
Liability Reserves for Securities Trading	0	0	-0
Deferred Tax Liabilities for Revaluation	3,193	3,360	-166
Acceptances and Guarantees	331,110	432,498	-101,387
Total Liabilities	12,479,583	13,054,195	-574,612
Shareholders' Equity			
Common Stock	334,802	322,875	11,926
Legal Reserves	362,311	337,691	24,620
Capital Surplus	318,958	295,278	23,680
Legal Earned Surplus	43,353	42,413	940
Land Revaluation Reserve	4,939	5,225	-286
Earned Surplus	-175,002	117,609	-292,611
Voluntary Reserve	52,953	52,953	0
Reserve for Overseas Investment	3	3	0
Reserve for Retirement Allowances	676	676	-
General Reserve	52,274	52,274	-
Unappropriated Earned Surplus	-227,955	64,656	-292,611
Net Income	-287,441	23,960	-311,401
Net Unrealized Gains on Securities Available for Sale,Net of Taxes	-273	-	-273
Total Shareholders' Equity	526,778	783,402	-256,624
Total Liabilities and Shareholders' Equity	13,006,361	13,837,598	-831,236

The Chuo Mitsui Trust and Banking Company, Limited

Non-Consolidated Statements of Income

(yen in millions)

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
Ordinary Income	456,616	598,943	-142,327
Trust Fees	79,262	124,090	-44,827
Interest Income	191,770	234,374	-42,604
Interest on Loans and Bills Discounted	129,143	152,556	-23,412
Interest and Dividends on Investment Securities	59,872	72,635	-12,762
Interest on Call Loans	193	552	-359
Interest on Recevables under Resaleagreements	3	-	3
Interest on Bills Bought	8	131	-122
Interest on Deposits with Banks	2,044	5,584	-3,539
Interest on Interest Swaps	0	1,287	-1,286
Other	502	1,626	-1,124
Fees and Commissions Received	65,802	47,953	17,848
Domestic and Foreign Exchange	1,977	2,360	-382
Other	63,824	45,593	18,231
Trading Revenue	648	961	-313
Revenue from Trading Securities and Derivatives	64	56	7
Revenue from Trading-related financial Derivatives transactions	582	892	-310
Other Trading Revenue other than for Trading or Hedge Transactions	2	12	-10
Other Operating Income	54,452	54,025	427
Profit on foreign Exchange	22,308	4,041	18,267
Profit on Sales of Securities	25,866	21,211	4,655
Profit on Redemption of Securities	24	572	-548
Profit on Derivatives	7	-	7
Other	6,245	28,200	-21,954
Other Income	64,680	137,537	-72,857
Profit on Sales of Equities	20,586	87,653	-67,067
Profit on Money Held in Trust	617	5,039	-4,421
Other	43,476	44,844	-1,368
Ordinary Expenses	815,857	545,074	270,782
Interest Expenses	95,762	141,676	-45,913
Interest on Deposits	37,637	56,796	-19,159
Interest on Negotiable Certificates of Deposit	158	231	-72
Interest on Call Money	410	308	101
Interest on Payables under Repurchase Agreements	0	-	0
Interest on Bills Sold	6	16	-10
Interest on Borrowed Money	12,249	13,349	-1,099
Interest on Bonds and Notes	1,569	1,813	-243
Interest on Convertible Bonds and Notes	333	457	-124
Interest on Interest Swaps	22,407	37,739	-15,331
Other	20,990	30,962	-9,972
Fees and Commissions Paid	15,374	11,690	3,683
Domestic and Foreign Exchange	1,192	1,315	-123
Other	14,181	10,375	3,806
Trading Expenses	223	137	85
Expenses on Securities and Derivatives Related to Trading Transaction	223	137	85
Other Operating Expenses	2,478	3,762	-1,283
Losses on Sales of Investment Securities	1,796	428	1,367
Losses on Redemption of Securities	23	118	-94
Losses on Evaluation of Securities	489	968	-478
Expenses on Derivatives other than for Trading or Hedge Transactions	-	2,246	-2,246
Other	168	-	168
General and Administrative Expenses	161,728	178,403	-16,675
Other Expenses	540,290	209,404	330,885
Transfer to Reserve for Possible Loan Losses	67,028	17,260	49,767
Claims Written-off	42,391	89,361	-46,970
Losses on Sales of Equities	145,478	11,788	133,690
Losses on Evaluation of Equities	157,722	17,234	140,488
Losses on Money Held in Trust	1,110	2,172	-1,062
Expenses on Retirement Benefits	1,839	4,976	-3,137
Other	124,720	66,610	58,109
Ordinary Profits	-359,240	53,869	-413,109
Extraordinary Profits	19,607	10,920	8,686
Profits on Disposal of Premises and Equipment	667	0	667
Profits on Written-off Claims	7,685	6,105	1,579
Transfer from Liability Reserve for Futures Trading	0	-	0
Other	11,254	4,814	6,439
Extraordinary Losses	95,420	17,854	77,566
Losses on Disposal of Premises and Equipment	3,786	4,008	-222
Expenses on Retirement Benefits	11,343	11,369	-26
Other	80,290	2,475	77,814
Net Profit before Income Taxes	-435,054	46,935	-481,989
Provision for Income Taxes	387	3,852	-3,465
Income Taxes-Deferrd	-148,000	19,122	-167,122
Net Income	-287,441	23,960	-311,401
Profit Brought Forward from Previous Year	59,032	3,346	55,686
Adjustment for Merger	-	42,963	-42,963
Transfer from Land Revaluation Reseave	453	5	447
Interim Dividends	-	4,682	-4,682
Transfer to Legal Reserve	-	936	-936
Unappropriated Profit at the end of the Term	-227,955	64,656	-292,611

The Chuo Mitsui Trust and Banking Company, Limited

Statements of Disposition of Deficit or Appropriation of Retained Earnings

(yen)

	Fiscal Year 2001		Fiscal Year 2000
Undisposed Deficit at the end of the Term	227,955,412,446	**Unappropriated Profit at the end of the Term**	64,656,278,819
Deficit Disposition Total	227,955,412,446		
Transfer from Voluntary Reserves	52,953,269,886		
Transfer from Reserve for Overseas Investment	3,269,886		
Transfer from Reserve for Retirement Allowances	676,000,000		
Transfer from General Reserve	52,274,000,000		
Transfer from Legal Earned Surplus	43,353,504,415		
Transfer from Capital Surplus	131,648,638,145		
		Profits Appropriation Total	5,624,067,532
		Legal Earned Surplus	940,000,000
		Dividends on First Series Preferred Share	400,000,000
		Dividends on Second Series Preferred Share	675,000,000
		Dividends on Third Series Preferred Share	1,564,062,500
		Dividends on Common Share	2,044,980,855
		Reserve for Overseas Investment	24,177
Losses carried forward to the Next Term	0	**Profits carried forward to the Next Term**	59,032,211,287

The Chuo Mitsui Trust and Banking Company, Limited

Balance Sheets (Trust Account — Unaudited)

(Trust Account) (yen in millions)

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
Loans and Bills Discounted	2,592,906	3,244,562	-651,656
Securities	280,375	22,375,274	-22,094,898
Securities Held for Investment Trusts	-	5,521,862	-5,521,862
Foreign Investment Held for Investment Trusts	-	460,428	-460,428
Beneficiary Rights	6,847	3,303	3,543
Securities Held in Custody Accounts	722	3,279	-2,556
Securities Lent	-	7,378	-7,378
Money Claims	292,268	5,345,071	-5,052,802
Premises and Equipment	1,066,122	885,520	180,602
Surface Rights	2,445	-	2,445
Lease Rights	3,438	473	2,964
Other Claims	20,134	16,449	3,685
Call Loans	-	1,268,147	-1,268,147
Due from Banking Account	2,860,126	3,913,444	-1,053,317
Cash and Due from Banks	27,922	406,290	-378,368
Total Assets	**7,153,310**	**43,451,485**	**-36,298,175**
Money Trusts	1,621,520	22,071,875	-20,450,354
Pension Trusts	-	6,288,771	-6,288,771
Property Formation Benefit Trusts	21,242	20,016	1,226
Loan Trusts	3,762,116	5,271,264	-1,509,148
Securities Investment Trusts	-	6,894,635	-6,894,635
Money in Trust Other than Money Trust	29,368	820,645	-791,276
Securities in Trust	734	10,672	-9,938
Money Claims in Trust	558,827	658,297	-99,469
Equipment Trusts	1,091	1,370	-279
Real Estate Trusts	95,425	102,545	-7,119
General Trusts	1,062,983	1,311,390	-248,407
Total Liabilities	**7,153,310**	**43,451,485**	**-36,298,175**

The Chuo Mitsui Trust and Banking Company, Limited

The Balance of Important Accounts

(yen in millions)

	Fiscal Year 2001(A)	Fiscal Year 2000(B)	(A)-(B)
Total Funds	13,128,955	41,523,028	-28,394,072
Deposits	7,561,495	7,537,548	23,947
Negotiable Certificates of Deposit	162,580	333,552	-170,972
Money Trusts	1,621,520	22,071,875	-20,450,354
Pension Trusts	-	6,288,771	-6,288,771
Property Formation Benefit Trusts	21,242	20,016	1,226
Loan Trusts	3,762,116	5,271,264	-1,509,148
Loans and Bills Discounted	10,102,661	11,012,375	-909,714
Banking Account	7,509,754	7,767,812	-258,058
Trust Account	2,592,906	3,244,562	-651,656
Securities	3,710,493	26,639,855	-22,929,361
Banking Account	3,430,118	4,264,581	-834,462
Trust Account	280,375	22,375,274	-22,094,898